Mail Stop 3561

March 28, 2007

Mr. Francis P. Jenkins, Jr.
Chairman of the Board and Chief Executive Officer
Shermen WSC Acquisition Corp.
c/o The Shermen Group
1251 Avenue of the Americas, Suite 900
New York, New York 10020

> **Re:** **Shermen WSC Acquisition Corp.**
> **Amendment No. 7 to Registration Statement on**
> **Form S-1**
> **Filed on March 7, 2007**
> **File No. 333-133869**

Dear Mr. Jenkins:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   The prospectus states that the company will proceed with a business combination only if, among other things, public stockholders owning less than 40% of the shares sold in the offering exercise their redemption rights. Please provide clear disclosure throughout the prospectus, including the summary and business section, that this requirement is different from the terms of a traditional SPAC. In addition, please provide clear disclosure throughout that this will make it easier for a business combination to be approved. We may have further comment.

2.   In the proposed business section, we note that you continue to have the 80% threshold for the value of any business interest you acquire. Please revise to discuss the logistics of any acquisition in light of the revision to your conversion threshold.

3.   In the appropriate section, please revise to discuss the process, if applicable, for tendering shares when shareholders vote against a proposed business combination and elect to redeem their shares.

4.   We note your disclosure concerning your issuance of the purchase option to provide for the opportunity for CIBC World Markets and CRT Capital Group LLC to purchase a total of up to 700,000 units. Please revise, here and elsewhere as appropriate to clarify if such amount is an aggregate amount for purchases by both underwriters or if each underwriter has the option to purchase such amount. To the extent it is an aggregate amount, briefly discuss how such amount will be allocated among the underwriters. Note also any additional disclosure obligations in the fee calculation table of the registration statement.

Cautionary Note Regarding Forward-Looking Statements, page i

5.   We note the last sentence on page ii that "We undertake no obligation to publicly update any forward-looking statement …" Please reconcile this statement with the undertakings in Part II of the registration statement.

Dilution, page 41

6.   In this section, please disclose when the forward stock split will occur.

7.   Please revise the second paragraph to refer to a 1.15 for 1 forward stock split. See, e.g., page 1.

8.   Please advise whether the company will file as exhibits, the agreements that provide for forfeiture of the 750,000 shares in the event that the over-allotment option is not exercised.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 44

9.   The prospectus states on page 46 that the warrants that underlie the units subject to the underwriters' purchase option "will have terms that are identical to those being issued in this offering." However, the prospectus elsewhere describes these units as "identical to those offered by this prospectus, except that each warrant underlying such units entitles the holder to purchase one share of our common stock at a price of $6.25." See, e.g., prospectus cover page; page 78; page 84.

Management, page 65

10. Please identify each director that is independent as described under Item 407(a) of Regulation S-K. Also describe how the company has defined independence. See Item 407(a)(1).

11. Describe the registrant's policy, if any, with regard to board members' attendance at annual meetings as required by Item 407(a)(2) of Regulation S-K.

12. Please provide the disclosure required by Item 407(e) of Regulation S-K. If the company does not have a compensation committee, state the basis for the view of the board of directors not to have such a committee. See Item 407(e)(1).

Financial Statements

Notes to Financial Statements

Note C – Proposed offering, F-8

13. As noted elsewhere in the registration statement, please revise the note to disclose the proposed stock split, circumstances under which such shares may be forfeited and explain their impact on your financial statements.

Other Regulatory

14. Please provide a current consent of the independent accountants in any amendment.

Exhibits

15. Please file the remaining exhibits with the next amendment.

* * * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information.

Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

   We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

   You may contact Raj Rajan at (202) 551-3388 or Brian Bhandari at (202) 551-3390 if you have questions regarding comments on the financial statements and related matters. Please contact Cathey Baker at (202) 551-3326 or Tom Kluck, who reviewed your filing, at (202) 551-3233 with any other questions.

   Sincerely,

   John Reynolds
   Assistant Director

cc: Gerald Adler, Esq.
      Fax: (212) 698-3599